OFFER TO PURCHASE FOR CASH

                                      by

                                DESIGNS, INC.

                                      of
                  Up to 1,500,000 Shares of Its Common Stock
   At a Purchase Price Not Greater Than $3.00 Nor Less Than $2.20 Per Share

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    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,
 EASTERN TIME, ON THURSDAY, DECEMBER 14, 2000, UNLESS THE OFFER IS EXTENDED.
------------------------------------------------------------------------------

      Designs, Inc., a Delaware corporation, invites you to tender your shares of its common stock, par value $0.01 per share, to Designs, Inc. at a price not greater than $3.00 nor less than $2.20 per share in cash, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended from time to time, together constitute the "offer").

      Designs, Inc. will, upon the terms and subject to the conditions of the offer, determine a single per share price (not greater than $3.00 nor less than $2.20 per share), net to the seller in cash (the "Purchase Price"), that it will pay for shares validly tendered and not withdrawn pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Designs, Inc. will select the lowest Purchase Price that will allow it to buy 1,500,000 shares of its common stock validly tendered and not withdrawn pursuant to the offer (or such lesser number of shares as are validly tendered at prices not greater than $3.00 nor less than $2.20 per share). Designs, Inc. will pay the Purchase Price for all shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the offer, including the terms thereof relating to proration and conditional tenders. Designs, Inc. reserves the right, in its sole discretion, to purchase more than 1,500,000 shares pursuant to the offer, up to a maximum of 1,000,000 additional shares. Under applicable regulations of the Securities and Exchange Commission, up to an additional 315,639 shares, or 2% of the outstanding shares, may be purchased without amending or extending the offer. Shares tendered at prices in excess of the Purchase Price and shares not purchased because of proration or conditional tenders will be returned.

      The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See
Section 7.

      Designs, Inc. common stock is listed and traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "DESI." On November 2, 2000, the last full trading day on the Nasdaq National Market prior to announcement of the offer, the closing per share sales price as reported on the Nasdaq National Market was $2.3750. Designs, Inc. urges you to obtain current quotations of the market price of the shares. See Section 8.

      The Board of Directors of Designs, Inc. has approved the offer. However, you must make your own decision whether to tender your shares and, if so, how many shares to tender and the price or prices at which you are tendering your shares. Neither Designs, Inc. nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares. Directors, officers and employees of Designs, Inc. who own shares may participate in the offer on the same basis as Designs, Inc.'s other stockholders. Designs, Inc. has been advised that neither the directors or executive officers of Designs, Inc. nor Jewelcor Management Inc., the company's largest stockholder, intend to tender shares pursuant to the offer.

                          -----------------------------

            The date of this Offer to Purchase is November 14, 2000.

                              SUMMARY TERM SHEET

      This summary highlights the most material information from this Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal. We have included section references to direct you to a more complete description of the topics in this summary.

What securities is Designs, Inc.  Designs, Inc. is offering to purchase
offering to purchase?             1,500,000 shares of its common stock or any
(See Section 1.)                  lesser number of shares that stockholders
                                  properly tender in the offer. If more than 1,500,000 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for "odd lots" of less than 100 shares which will be purchased on a priority basis.

How much will Designs, Inc. pay   Designs, Inc. is conducting the offer through
me for my shares and in what      a procedure commonly called a modified "Dutch
form of payment?                  Auction."
(See Section 5.)
                                  o  This procedure allows you to select the
                                     price (in multiples of $.10) within a
                                     specified price range at which you are
                                     willing to sell your shares. The price
                                     range for this offer is $2.20 to $3.00 per share.

                                  o  Designs, Inc. will determine the lowest
                                     single per share price within the price
                                     range that will allow it to purchase
                                     1,500,000 shares, or if fewer shares are tendered, all shares tendered.

                                  o All shares purchased will be purchased at the same price, even if you have selected a lower price, but no shares will be purchased above the purchase price determined by Designs, Inc. (If Designs, Inc. determines to purchase up to 1,000,000 additional shares, those shares and the initial 1,500,000 shares will be purchased at the same price.)

                                  o  If you wish to maximize the chance that
                                     your shares will be purchased, you should check the box in the section on the Letter of Transmittal indicating that you will accept the purchase price determined by Designs, Inc. under the terms of the offer. Note that this election could result in your shares being purchased at the minimum price of $2.20 per share.

                                  o Stockholders whose shares are purchased in the offer will be paid the purchase price, net (that is, without reduction for brokerage commissions or solicitation fees) in cash, without interest, as soon as practicable after the expiration of the offer period. Under no circumstances will Designs, Inc. pay interest on the purchase price, including, but not limited to, by reason of any delay in making payment.

Does Designs, Inc. have the       o  Designs, Inc. intends to obtain all of
financial resources to pay me        the funds required to purchase the shares
for my shares?  (See Section 11.)    in this offer (a maximum of $4,500,000 if
                                     1,500,000 shares are purchased at the
                                     potential maximum price of $3.00), plus
                                     related expenses, from borrowings under
                                     its bank credit facility.  Designs, Inc.
                                     has reached an agreement in principle with its bank lender to permit such borrowings, subject to definitive documentation. The credit facility is also expected to be sufficient to fund the potential purchase of up to an additional 1,000,000 shares if Designs, Inc. determines to do so.

When does the tender offer        o  The offer expires Thursday, December
expire? Can Designs, Inc. extend     14, 2000, at 5:00 p.m., Eastern time,
the offer, and if so, how will I     unless it is extended by Designs, Inc.
be notified? (See Section 16.)

                                  o  Designs, Inc. may extend the offer at
                                     any time.

                                  o  Designs, Inc. cannot assure you that
                                     the offer will be extended or, if
                                     extended, for how long.

                                  o  If the offer is extended, Designs, Inc.
                                     will make a public announcement of the
                                     extension no later than 9:00 a.m., Eastern time, on the next business day following the previously scheduled expiration of the offer period.

What is the purpose of the offer? o  Designs, Inc. believes that its shares
(See Section 9.)                     continue to be undervalued in the public
                                     market, and that the offer is consistent with Designs, Inc.'s long-term corporate strategy of seeking to increase stockholder value.

                                  o This offer allows stockholders who wish to sell their shares now an opportunity to dispose of all or part of their investment in Designs, Inc. shares on potentially more favorable terms than would otherwise be available. However, stockholders who choose not to tender their shares may also benefit from these transactions. Non-tendering stockholders will own a greater percentage interest in a company with a potentially stronger earnings per share growth rate.

What are the most significant     o  Designs, Inc.'s obligation to purchase
conditions to the offer? (See        or pay for any shares tendered depends
Section 7.)                          upon a number of conditions, including:

                                  o  No significant decrease in the price of
                                     Designs, Inc. common stock or in the price of equity securities generally, or any adverse changes in the U.S. stock markets or credit markets, shall have occurred during this offer.

                                  o No legal action shall have been threatened, pending or taken, that might adversely affect the offer.

                                  o No one shall have proposed, announced or made a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving Designs, Inc.

                                  o  No material change in the business,
                                     condition (financial or otherwise), assets, income, operations, prospects or stock ownership of Designs, Inc., or in the anticipated availability of bank funding for the offer, shall have occurred during this offer.

How do I tender my shares?        o  If you decide to tender your shares,
(See Section 3.)                     you must either:

                                  o  For shares you hold through a broker,
                                     dealer, commercial bank, trust company or other nominee, you must contact the person responsible for your account at such broker, dealer, commercial bank, trust company or other nominee and instruct them to tender your shares on your behalf;

                                  o  For shares you hold in registered form,
                                     complete the Letter of Transmittal and mail or hand deliver it with your stock certificate to the Depositary before 5:00 p.m., Eastern time, on December 14, 2000; or

                                  o  If your share certificates are not
                                     immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 5:00 p.m., Eastern time, on December 19, 2000.

                                  o  Contact the Information Agent or your
                                     broker for assistance.

Until what time can I withdraw    o  You may withdraw your tendered shares
previously tendered shares? (See     at any time before 5:00 p.m., Eastern
Section 4.)                          time, on December 14, 2000, and, unless
                                     already accepted for payment by Designs, Inc., at any time after 5:00 p.m., Eastern time, on January 12, 2001.

In what order will tendered       o  First, Designs, Inc. will purchase
shares be purchased? Will            shares from all holders of "odd lots" of
tendered shares be prorated?         less than 100 shares who properly tender
(See Section 5.)                     all of their shares at or below the
                                     selected purchase price; and

                                  o  Second, after purchasing all shares
                                     from the "odd lot" holders, Designs, Inc.
                                     will then purchase shares from all other stockholders who properly tender shares at or below the selected purchase price, on a pro rata basis, subject to the conditional tender provisions described in Section 6.

                                  o Consequently, all of the shares that you tender in the offer may not be purchased even if they are tendered at or below the purchase price.

What do Designs, Inc. and its     o  Neither Designs, Inc. nor its Board of
Board of Directors think of the      Directors makes any recommendation to you
offer?                               as to whether to tender or refrain from
(See Section 9.)                     tendering your shares or as to the
                                     purchase price at which you may choose to tender your shares.

                                  o  You must decide whether to tender your
                                     shares and, if so, how many shares to
                                     tender and the price or prices at which you will tender them.

What is the recent market price   o  On November 2, 2000, the last full
of my shares? (See Section 8.)       trading day before the announcement of the
                                     offer, the last reported sale price of the shares on the Nasdaq National Market was $2.3750.

                                  o Stockholders are urged to obtain current market quotations for their shares.

Who do I contact if I have        o  For additional information or
questions about the tender offer?    assistance, you may contact the
                                     Information Agent:

                                  o  D.F. King & Co., Inc.
                                     77 Water Street
                                     New York, New York  10005
                                     212-269-5550
                                     800-755-7520 (toll free)

      Designs, Inc. has not authorized any person to make any recommendation on behalf of Designs, Inc. as to whether stockholders should tender or refrain from tendering shares pursuant to the offer. Designs, Inc. has not authorized any person to give any information or to make any representation in connection with the offer on behalf of Designs, Inc. other than those contained in this Offer to Purchase or in the Letter of Transmittal. Do not rely on any such recommendation or any such information or representation, if given or made, as having been authorized by Designs, Inc.

                                  IMPORTANT

      If you desire to tender all or any portion of your shares, you must:

      (1) properly complete and duly execute the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal or such facsimile with your certificate(s) for the shares you are tendering and any other documents required by the Letter of Transmittal to Equiserve Trust Company (the "Depositary"),

      (2) deliver such shares pursuant to the procedures for book-entry transfer set forth in Section 3, or

      (3) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.

If you have shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee you desire to tender such shares. If you desire to tender shares and your share certificates are not immediately available or you cannot comply with the procedure for book-entry transfer on a timely basis or your other required documentation cannot be delivered to the Depositary by the expiration of the offer, you should tender such shares by following the procedures for guaranteed delivery set forth in Section 3.

      Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to D.F. King & Co., Inc., the Information Agent for the offer, at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

               DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This Offer to Purchase contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes," "anticipates," "intends," or "expects." These forward-looking statements may relate to the plans and objectives of Designs, Inc. for future operations. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this Offer to Purchase should not be regarded as a representation by Designs, Inc. or any other person that the objectives or plans of Designs, Inc. will be achieved. Numerous factors could cause Designs, Inc.'s actual results to differ materially from such forward-looking statements. We encourage you to refer to Designs, Inc.'s Current Report on Form 8-K, previously filed with the Securities and Exchange Commission on April 28, 2000, which identifies certain risks and uncertainties that may have an impact on future earnings and the direction of the company. Designs, Inc. undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                              TABLE OF CONTENTS

Section                                                                  Page

SUMMARY TERM SHEET                                                        3
INTRODUCTION                                                             10
THE OFFER                                                                11
      1.    Number of Shares; Proration                                  11
      2.    Tenders by Owners of Fewer Than 100 Shares                   13
      3.    Procedure for Tendering Shares                               14
      4.    Withdrawal Rights                                            18
      5.    Purchase of Shares and Payment of Purchase Price             19
      6.    Conditional Tender of Shares                                 20
      7.    Certain Conditions of the Offer                              21
      8.    Trading Market and Price Range of Shares                     23
      9.    Background and Purpose of the Offer; Certain Effects
                of the Offer                                             23
      10.   Interests of Directors and Executive Officers;
               Transactions and Arrangements Concerning Shares           24
      11.   Source and Amount of Funds                                   28
      12.   Certain Information About Designs, Inc                       29
      13.   Effects of the Offer on the Market for Shares;
               Registration under the Securities Exchange Act            36
      14.   Certain Legal Matters; Regulatory Approvals                  36
      15.   Certain U.S. Federal Income Tax Consequences                 37
      16.   Extension of the Offer; Termination; Amendments              39
      17.   Fees and Expenses                                            40
      18.   Miscellaneous                                                41

To the Holders of Shares of Common Stock of
      Designs, Inc.:

                                 INTRODUCTION

      Designs, Inc. invites you to tender your shares to Designs, Inc. at a price not greater than $3.00 nor less than $2.20 per share in cash, as specified by tendering stockholders, upon the terms and subject to the conditions set forth in the offer.

      Designs, Inc. will, upon the terms and subject to the conditions of the offer, determine a single per share price (not greater than $3.00 nor less than $2.20 per share), net to the seller in cash (the "Purchase Price"), that it will pay for shares validly tendered and not withdrawn pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Designs, Inc. will select the lowest Purchase Price that will allow it to buy 1,500,000 shares of its common stock validly tendered and not withdrawn pursuant to the offer (or such lesser number of shares as are validly tendered at prices not greater than $3.00 nor less than $2.20 per share). Designs, Inc. will pay the Purchase Price for all shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the offer, including the terms thereof relating to proration and conditional tenders. Designs, Inc. reserves the right, in its sole discretion, to purchase more than 1,500,000 shares pursuant to the offer, up to a maximum of 1,000,000 additional shares. See Section 1.

      The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See
Section 7.

      If, by the Expiration Date (as defined in Section 1), more than 1,500,000 shares are validly tendered at or below the Purchase Price and not withdrawn (or such greater number of shares as Designs, Inc. may elect to purchase), Designs, Inc. will, upon the terms and subject to the conditions of the offer, purchase shares first from all Odd Lot Owners (as defined in Section 2) who validly tender all their shares at or below the Purchase Price and then on a pro rata basis from all other stockholders who validly tender shares at prices at or below the Purchase Price (and do not withdraw them prior to the Expiration
Date), other than stockholders who tender conditionally, and for whom the condition is not satisfied. Designs, Inc. will return at its own expense all shares not purchased pursuant to the offer, including shares tendered at prices greater than the Purchase Price and shares not purchased because of proration or conditional tenders. The Purchase Price will be paid net to the tendering stockholder in cash for all shares purchased. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on Designs, Inc.'s purchase of shares pursuant to the offer. Stockholders, however, may incur fees associated with the tendering of shares in custodial or other beneficiary accounts. However, any tendering stockholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or a Form W-8 obtained from the Depositary may be subject to required U.S. federal income tax backup withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the offer. See Sections 3 and 15. In addition, Designs, Inc. will pay all fees and expenses of the Depositary in connection with the offer. See Section 17.

      The Board of Directors has approved the offer. However, you must make your own decision whether to tender your shares and, if so, how many shares to tender and the price or prices (in multiple of $.10) at which you are tendering your shares. Neither Designs, Inc. nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

      Designs, Inc. is making the offer to afford to those stockholders of Designs, Inc. desiring liquidity an opportunity to sell all or a portion of their shares on potentially more favorable terms than would be available in open market sales. In addition, Designs, Inc. believes that its shares continue to be undervalued in the public market and that the offer is consistent with its long-term corporate strategy of seeking to increase stockholder value.

      As of the close of business on November 6, 2000, there were 15,781,972 shares of Designs, Inc. common stock outstanding. The 1,500,000 shares that Designs, Inc. is offering to purchase represent approximately 9.5% of the outstanding shares.

      Designs, Inc. common stock is listed and traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "DESI." On November 2, 2000, the last full trading day on the Nasdaq National Market prior to the announcement of the offer, the closing per share sales price as reported on the Nasdaq National Market was $2.3750. Designs, Inc. urges stockholders to obtain current quotations on the market price of the shares.

                                  THE OFFER

1.    Number of Shares; Proration.

      Upon the terms and subject to the conditions of the offer, Designs, Inc. will accept for payment (and thereby purchase) 1,500,000 shares of its common stock or such lesser number of shares as are validly tendered before the Expiration Date (and not withdrawn in accordance with Section 4) at a net cash price (determined in the manner set forth below) not greater than $3.00 nor less than $2.20 per share. The term "Expiration Date" means 5:00 p.m., Eastern time, on Thursday, December 14, 2000, unless and until Designs, Inc. in its sole discretion shall have extended the period of time during which the offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the offer, as so extended by Designs, Inc., shall expire. See
Section 16 for a description of Designs, Inc.'s right to extend the time during which the offer is open and to delay, terminate or amend the offer. Subject to
Section 2, if the offer is oversubscribed, shares tendered at or below the Purchase Price before the Expiration Date will be eligible for proration, subject to the provisions for conditional tenders described in Section 6. The proration period also expires on the Expiration Date.

      Designs, Inc. will, upon the terms and subject to the conditions of the offer, determine a single per share Purchase Price that it will pay for shares validly tendered and not withdrawn pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Designs, Inc. will select the lowest Purchase Price that will allow it to buy 1,500,000 shares of its common stock validly tendered and not withdrawn pursuant to the offer (or such lesser number as are validly tendered at prices not greater than $3.00 nor less than $2.20 per share). Designs, Inc. will pay the Purchase Price for all shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the offer, including the terms thereof relating to proration and conditional tenders. Shares tendered at prices in excess of the Purchase Price and shares not purchased because of proration or conditional tender will be returned. Designs, Inc. reserves the right, in its sole discretion, to purchase more than 1,500,000 shares pursuant to the offer, up to a maximum of 1,000,000 additional shares. In accordance with applicable regulations of the Securities and Exchange Commission, Designs, Inc. may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares (or an additional 315,639 shares) without amending or extending the offer. If Designs, Inc. increases or decreases the price to be paid for shares, Designs, Inc. increases the number of shares being sought, and such increase in the number of shares being sought exceeds 2% of the outstanding shares, or Designs, Inc. decreases the number of shares being sought, the offer may need to be extended. In particular, if the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 16, the offer will be extended until the expiration of ten business days. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern time.

      The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See
Section 7.

      In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender shares must (1) specify the price (not greater than $3.00 nor less than $2.20 per share), in multiple of $.10, at which such stockholder is willing to have Designs, Inc. purchase shares or (2) elect to have such stockholder's shares purchased at a price determined by the Dutch Auction tender process, which could result in such shares being purchased at the minimum price of $2.20 per share. As promptly as practicable following the Expiration Date, Designs, Inc. will, in its sole discretion, determine the Purchase Price (not greater than $3.00 nor less than $2.20 per share) that it will pay for shares validly tendered and not withdrawn pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Designs, Inc. will pay the Purchase Price for all shares validly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the offer, including the proration and conditional tender provisions. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the Purchase Price and shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at Designs, Inc.'s expense as promptly as practicable following the Expiration Date.

      If the number of shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date is less than or equal to 1,500,000 shares (or such greater number of shares as Designs, Inc. may elect to purchase pursuant to the offer), Designs, Inc. will, upon the terms and subject to the conditions of the offer, purchase at the Purchase Price all shares so tendered.

      Priority. Upon the terms and subject to the conditions of the offer, in the event that prior to the Expiration Date more than 1,500,000 shares (or such greater number of shares as Designs, Inc. may elect to purchase pursuant to the offer) are validly tendered at or below the Purchase Price and not withdrawn, Designs, Inc. will purchase such validly tendered shares in the following order of priority:

            (1) all shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any Odd Lot Owner (as defined in Section 2) who:

                  (a) tenders all shares beneficially owned by such Odd Lot
            Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

                  (b) completes the box captioned "Odd Lots" on the Letter of
            Transmittal and, if applicable, on the Notice of Guaranteed
            Delivery;

            (2) after purchase of all of the foregoing shares, all shares conditionally tendered in accordance with Section 6, for which the condition was satisfied without regard to the procedure set forth in clause (3) below, and all other shares tendered properly and unconditionally, in each case, at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis, if necessary, as described below; and

            (3) if necessary to permit Designs, Inc. to purchase 1,500,000 shares, shares conditionally tendered, for which the condition was not initially satisfied, at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by random lot in accordance with
      Section 6.

      Proration. In the event that proration of tendered shares is required, Designs, Inc. will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each stockholder tendering shares (other than Odd Lot Owners satisfying clause (1) above) will be based on the ratio of the number of shares tendered by such stockholder at or below the Purchase Price to the total number of shares tendered by all stockholders (other than Odd Lot Owners satisfying clause (1) above) at or below the Purchase Price, subject to the conditional tender provisions described in Section 6. This ratio will be applied to stockholders tendering shares (other than Odd Lot Owners satisfying clause (1) above) to determine the number of shares (in certain cases, rounded up to the nearest whole share) that will be purchased from each such stockholder pursuant to the offer. Although Designs, Inc. does not expect to be able to announce the final results of such proration until approximately seven business days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Stockholders can obtain such preliminary information from Designs, Inc. and may be able to obtain such information from their brokers.

      As described in Section 15, the number of shares that Designs, Inc. will purchase from a stockholder may affect the U.S. federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration.

      This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares as of November 6, 2000, and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Designs, Inc.'s stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2.    Tenders by Owners of Fewer Than 100 Shares.

      Designs, Inc., upon the terms and subject to the conditions of the offer, will accept for purchase, without proration, all shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of stockholders who beneficially own an aggregate of fewer than 100 shares ("Odd Lot Owners"). See Section 1. To avoid proration, however, an Odd Lot Owner must validly tender at or below the Purchase Price all such shares that such Odd Lot Owner beneficially owns. This preference is not available to partial tenders or to owners of 100 or more shares in the aggregate, even if such owners have separate stock certificates for fewer than 100 such shares. Any Odd Lot Owner wishing to tender all such shares beneficially owned by such stockholder pursuant to this offer must complete the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery and must properly indicate in the section entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the Letter of Transmittal the price at which such shares are being tendered, or may elect to have all of such stockholder's shares purchased at the Purchase Price determined by the Dutch Auction tender process. See Section 3. Stockholders owning an aggregate of less than 100 shares whose shares are purchased pursuant to the offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their shares in transactions on a stock exchange, including the Nasdaq National Market.

      As of November 6, 2000, based upon data provided by independent stockholder communication services and the transfer agent for Designs, Inc. common stock, there were approximately 336 holders of record of common stock. Approximately 8% of these holders of record held individually fewer than 100 shares and held in the aggregate no more than 2,600 shares. Because of the number of shares held in the names of brokers and nominees, Designs, Inc. is unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own.

      Designs, Inc. also reserves the right, but will not be obligated, to purchase all shares duly tendered by any stockholder who tendered any shares beneficially owned at or below the Purchase Price and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 shares. If Designs, Inc. exercises this right, it will increase the number of shares that it is offering to purchase in the offer by the number of shares purchased through the exercise of such right.

3.    Procedure for Tendering Shares.

      Proper Tender of Shares. For you to validly tender your shares pursuant to the offer, you must either:

            (1) properly complete and duly execute a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees and deliver it along with your certificates for shares to be tendered and any other documents required by the Letter of Transmittal to the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase;

            (2) deliver such shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary, including an Agent's Message (as defined below) if you do not deliver a Letter of Transmittal) or pursuant to ATOP (as defined below) prior to the Expiration Date; or

            (3) comply with the guaranteed delivery procedures set forth below.

      The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility (as defined below) to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Designs, Inc. may enforce such agreement against the participant.

      As specified in Instruction 5 of the Letter of Transmittal, if you desire to tender shares pursuant to the offer, you must either (1) check the box in the section of the Letter of Transmittal captioned "Shares Tendered at Price Determined by Dutch Auction" or (2) check one of the boxes in the section of the Letter of Transmittal captioned "Shares Tendered at Price Determined by Stockholder."

      If you wish to maximize the chance that your shares will be purchased at the relevant Purchase Price, you should check the box on the Letter of Transmittal marked "Shares Tendered at Price Determined by Dutch Auction." Note that this election could result in your shares being purchased at the minimum price of $2.20 per share. If you wish to indicate a specific price (in multiples of $.10) at which your shares are being tendered, you must check a box under the section captioned "Shares Tendered at Price Determined by Stockholder" of the Letter of Transmittal in the table labeled "Price (In Dollars) Per Share at Which Shares Are Being Tendered." If you wish to tender shares at more than one price, you must complete a separate Letter of Transmittal for each price at which you are tendering shares. You cannot tender the same shares at more than one price.

      Your tender of shares will be proper if, and only if, on the Letter of Transmittal you have checked either the box in the section captioned "Shares Tendered at Price Determined by Dutch Auction" or one of the boxes in the section captioned "Shares Tendered at Price Determined by Stockholder."

      Odd Lot Owners who tender all shares must complete the section entitled "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 2.

      Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the holder of the shares) tendered therewith and payment and delivery are to be made directly to such registered holder, or (2) shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Securities Exchange Act (an "Eligible Institution"). In this regard, see Section 5 for information with respect to applicable stock transfer taxes. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be returned, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificates for such shares (or a timely confirmation of a book-entry transfer of such shares into the Depositary's account at the Book-Entry Transfer Facility as described below), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), or an Agent's Message in connection with a book-entry transfer, or a proper tender through the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP"), together with any other documents required by the Letter of Transmittal.

      The method of delivery of all documents, including share certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

      Book-Entry Delivery. The Depositary will establish an account with respect to the shares at the Book-Entry Transfer Facility for purposes of the offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the shares by causing the Book-Entry Transfer Facility to transfer such shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. Even though delivery of shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, or, in the case of book-entry transfer, an Agent's Message or, in the case of a tender through ATOP, the specific acknowledgment, in each case together with any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. The confirmation of a book-entry transfer of shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

      Participants in the Book-Entry Transfer Facility may tender their shares in accordance with ATOP, to the extent it is available to such participants for the shares they wish to tender. A stockholder tendering through ATOP must expressly acknowledge that the stockholder has received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against such stockholder.

      Guaranteed Delivery. If you desire to tender your shares pursuant to the offer and you cannot deliver your share certificates to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Date, you may nevertheless tender your shares, provided that all of the following conditions are satisfied:

            (1) your tender is made by or through an Eligible Institution;

            (2) the Depositary receives (by hand, mail, overnight courier or facsimile transmission), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form Designs, Inc. has provided with this Offer to Purchase (indicating the price at which the shares are being tendered), including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

            (3) the certificates for all tendered shares in proper form for transfer (or confirmation of book-entry transfer of such shares into the Depositary's account at the Book-Entry Transfer Facility or a proper tender through ATOP), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any required signature guarantees (or, in the case of book-entry transfer, an Agent's Message or, in the case of a tender through ATOP, the specific acknowledgment) and any other documents required by the Letter of Transmittal, are received by the Depositary no later than 5:00 p.m., Eastern time, on the third Nasdaq National Market trading day after the date the Depositary receives such Notice of Guaranteed Delivery.

      Return of Unpurchased Shares. If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased shares will be returned as promptly as practicable after the expiration or termination of the offer or, in the case of shares tendered by book-entry transfer at the Book-Entry Transfer Facility, such shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility, in each case without expense to such stockholder.

      Federal Income Tax Backup Withholding. To prevent federal income tax backup withholding equal to 31% of the gross payments made to stockholders for shares purchased pursuant to the offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the Depositary with the stockholder's correct taxpayer identification number and provide certain other information by completing the Substitute Form W-9 included as part of the Letter of Transmittal. For a further discussion of backup withholding, see
Section 15.

      Stock Option Plans. Designs, Inc. is not offering, as part of the offer, to purchase any of the options outstanding under the stock option plans, and tenders of such options will not be accepted. All option exercises must be effected through Designs, Inc. A holder of options who wishes to participate in the offer must exercise such option(s) in accordance with the terms of the stock option plans or stock option agreements, and then tender such shares pursuant to the offer. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason.

      Holders of options may not use the Letter of Transmittal to direct the tender of shares issuable upon exercise of options. Questions with respect to tendering shares issuable upon exercise of options should be directed to Dennis Hernreich, Secretary of Designs, Inc.

      In no event are any options to be delivered to the Depositary in connection with a tender of shares hereunder.

      In order for shares issuable upon exercise of options to be timely tendered prior to the Expiration Date, holders of options must exercise such options no later than 5:00 p.m., Eastern time, on December 12, 2000, unless extended.

      Tendering Stockholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person's own account unless at the time of tender and at the Expiration Date such person has a "net long position" equal to or greater than the amount tendered in (1) the shares and will deliver or cause to be delivered such shares for the purpose of tender to Designs, Inc. within the period specified in the offer or (2) other securities immediately convertible into, exercisable for or exchangeable into shares ("Equivalent Securities") and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to Designs, Inc. within the period specified in the offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder's representation and warranty to Designs, Inc. that (1) such stockholder has a "net long position" in shares or Equivalent Securities being tendered within the meaning of Rule 14e-4 and (2) such tender of shares complies with Rule 14e-4. Designs, Inc.'s acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering stockholder and Designs, Inc. upon the terms and subject to the conditions of the offer.

      Determinations of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Designs, Inc., in its sole discretion, which determination shall be final and binding on all parties. Designs, Inc. reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of Designs, Inc.'s counsel, be unlawful. Designs, Inc. also reserves the absolute right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular shares or any particular stockholder. No tender of shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of Designs, Inc., the Depositary or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

      Certificates for shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to Designs, Inc. Any such documents delivered to Designs, Inc. will not be forwarded to the Depositary and therefore will not be deemed to be validly tendered.

4.    Withdrawal Rights.

      Except as otherwise provided in this Section 4, tenders of shares pursuant to the offer are irrevocable. Shares tendered pursuant to the offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by Designs, Inc. as provided in this Offer to Purchase, may also be withdrawn after 5:00 p.m., Eastern time, on January 12, 2001.

      For a withdrawal to be effective, the Depositary must receive (at its address set forth on the back cover of this Offer to Purchase) a notice of withdrawal in written or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and otherwise comply with the procedures of such facility.

      If Designs, Inc. extends the offer, is delayed in its purchase of shares or is unable to purchase shares pursuant to the offer for any reason, then, without prejudice to Designs, Inc.'s rights under the offer, the Depositary may, subject to applicable law, retain on behalf of Designs, Inc. all tendered shares, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.

      All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by Designs, Inc., in its sole discretion, which determination shall be final and binding on all parties. None of Designs, Inc., the Depositary or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any shares properly withdrawn will thereafter be deemed not tendered for purposes of the offer. However, withdrawn shares may be re-tendered before the Expiration Date by again following any of the procedures described in Section 3.

5.    Purchase of Shares and Payment of Purchase Price.

      In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made promptly (subject to possible delay in the event of proration or conditional tenders) but only after timely receipt by the Depositary of certificates for shares (or of a timely Book-Entry Confirmation of such shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), or, in the case of a book-entry transfer, an Agent's Message, or, in the case of a tender through ATOP, the specific acknowledgment, in each case together with any other required documents.

      Payment for shares purchased pursuant to the offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Designs, Inc. and transmitting payment to the tendering stockholders. In the event of proration, Designs, Inc. will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, Designs, Inc. does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. Under no circumstances will Designs, Inc. pay interest on the Purchase Price including, without limitation, by reason of any delay in making payment. Certificates for all shares not purchased, including all shares tendered at prices greater than the Purchase Price and shares not purchased due to proration or conditional tenders, will be returned (or, in the case of shares tendered by book-entry transfer, such shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who so delivered such shares) as promptly as practicable following the Expiration Date or termination of the offer without expense to the tendering stockholder. In addition, if certain events occur, Designs, Inc. may not be obligated to purchase shares pursuant to the offer. See Section 7.

      Designs, Inc. will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to Designs, Inc. of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

      Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included as part of the Letter of Transmittal or a Form W-8 or a Form W-8 BEN obtained from the Depositary may be subject to required U.S. federal income tax backup withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the offer. See Sections 3 and 15.

6.    Conditional Tender of Shares.

      Under certain circumstances and subject to the exceptions set forth in
Section 1, Designs, Inc. may prorate the number of shares purchased pursuant to the offer. As discussed in Section 15, the number of shares to be purchased from a particular stockholder may affect the tax treatment of such purchase to such stockholder and such stockholder's decision whether to tender. Each stockholder is urged to consult with his or her own tax advisor. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of such stockholder's shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any such shares so tendered are purchased, and any stockholder desiring to make such a conditional tender must so indicate in the box captioned "Conditional Tender" in such Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. The conditional tender alternative is made available so that a stockholder may seek to structure the purchase of shares from the stockholder pursuant to the offer in such a manner that it will be treated as a sale of such shares by the stockholder, rather than the payment of a dividend to the stockholder, for federal income tax purposes.

      Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate such minimum number of shares. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery) below the minimum number so specified, such tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all shares tendered by such stockholder pursuant to such Letter of Transmittal or Notice of Guaranteed Delivery will be returned as promptly as practicable thereafter.

      If conditional tenders would otherwise be so regarded as withdrawn and would cause the total number of shares to be purchased to fall below 1,500,000, then, to the extent feasible, Designs, Inc. will select enough of such conditional tenders that would otherwise have been so withdrawn to permit Designs, Inc. to purchase 1,500,000 shares. In selecting among such conditional tenders, Designs, Inc. will select by lot and will limit its purchase in each case to the designated minimum number of shares to be purchased.

      In the event of proration, any shares tendered pursuant to a conditional tender for which the minimum requirements are not satisfied may not be accepted (except as provided above) and will thereby be deemed withdrawn.

7.    Certain Conditions of the Offer.

      Notwithstanding any other provision of the offer, Designs, Inc. shall not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for, shares tendered, subject to Rule 13e-4(f) promulgated under the Securities Exchange Act, if at any time on or after November 14, 2000, and prior to the time of payment for any such shares (whether any shares have theretofore been accepted for payment, purchased or paid for pursuant to the offer) any of the following events shall have occurred (or shall have been determined by Designs, Inc. to have occurred) that, in Designs, Inc.'s judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by Designs, Inc.), makes it inadvisable to proceed with the offer or with such acceptance for payment or payment:

            (1) there shall have been threatened or instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic, foreign or supranational, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which
      (a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the offer or the acquisition of shares pursuant to the offer or is otherwise related in any manner to, or otherwise affects, the offer or (b) could, in the sole judgment of Designs, Inc., materially affect the business, condition (financial or otherwise), income, operations or prospects of Designs, Inc. and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Designs, Inc. and its subsidiaries, taken as a whole, or materially impair the offer's contemplated benefits to Designs, Inc.; or

            (2) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or Designs, Inc. or any of its subsidiaries, by any government or governmental regulatory or administrative authority or agency or tribunal, domestic, foreign or supranational, which, in the sole judgment of Designs, Inc., would or might directly or indirectly result in any of the consequences referred to in clause (a) or (b) of paragraph (1) above; or

            (3) there shall have occurred (a) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (b) any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market; (c) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;
      (d) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of Designs, Inc. might materially affect, the extension of credit by banks or other lending institutions in the United States; (e) any significant decrease in the market price of the shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have in the sole judgment of Designs, Inc. a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of Designs, Inc. and its subsidiaries, taken as a whole, or on the trading in the shares; (f) in the case of any of the foregoing existing at the time of the announcement of the offer, a material acceleration or worsening thereof; or (g) any decline in the Dow Jones Industrial Average or the S&P 500 Composite Index or the Nasdaq Composite Index by an amount in excess of 10% measured from the close of business on November 14, 2000; or

(4) any change shall occur or be threatened in the business, condition (financial or otherwise), income, operations or prospects of Designs, Inc. and its subsidiaries, taken as a whole, or in the anticipated availability of bank funding for the offer, which in the sole judgment of Designs, Inc. is or may be material to the consummation of the offer or otherwise material to Designs, Inc. and its subsidiaries, taken as a whole; or

(5) a tender or exchange offer with respect to some or all of the shares of Designs, Inc. common stock (other than the offer), or a merger or acquisition proposal for Designs, Inc., shall have been proposed, announced or made by another person or shall have been publicly disclosed, or Designs, Inc. shall have learned that (a) any person or "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission on November 14, 2000) or (b) any such person or group that on or prior to November 14, 2000, had filed such a Schedule with the Securities and Exchange Commission thereafter shall have acquired or shall propose, to acquire whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares; or

(6) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, reflecting an intent to acquire Designs, Inc. or any of its shares.

The foregoing conditions are for Designs, Inc.'s sole benefit and may be asserted by Designs, Inc. regardless of the circumstances giving rise to any such condition (including any action or inaction by Designs, Inc.) or may be waived by Designs, Inc. in whole or in part. Designs, Inc.'s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if Designs, Inc. waives any of the foregoing conditions, it may be required to extend the Expiration Date of the offer. Any determination by Designs, Inc. concerning the events described above and any related judgment or decision by Designs, Inc. regarding the inadvisability of proceeding with the purchase of or payment for any shares tendered will be final and binding on all parties.

8.    Trading Market and Price Range of Shares.

      Designs, Inc. common stock is listed and traded on the National Market tier of The Nasdaq Stock Market under the symbol "DESI." The high and low closing sales prices per share on the Nasdaq National Market as compiled from published financial sources are listed below:

                                                       High          Low
       1998 (fiscal year ended January 30, 1999)
          First Quarter                              $2.7500       $1.8750
          Second Quarter                              2.1250        1.1250
          Third Quarter                               2.0312        1.3437
          Fourth Quarter                              2.8125        0.6250

       1999 (fiscal year ended January 29, 2000)
          First Quarter                              $2.7812       $1.8437
          Second Quarter                              2.5625        1.3750
          Third Quarter                               1.8125        1.1562
          Fourth Quarter                              1.7187        1.1875

       2000 (fiscal year ending February 3, 2001)
          First Quarter                              $1.5000       $1.0938
          Second Quarter                              2.1250        1.1875
          Third Quarter                               2.5625        1.9375
          Fourth Quarter (through November 7, 2000)   2.4688        2.2812

      On November 2, 2000, the last full trading day before the announcement of the offer, the closing per share sales price as reported on the Nasdaq National Market was $2.3750. Designs, Inc. urges stockholders to obtain current quotations of the market price of the shares.

9.    Background and Purpose of the Offer; Certain Effects of the Offer.

      Designs, Inc. believes that its shares continue to be undervalued in the public market, and that the offer is consistent with Design's Inc.'s long-term corporate strategy of seeking to increase stockholder value. Design, Inc. believes it has adequate sources of capital, including presently anticipated borrowing capacity under its bank credit facility, to complete the shares repurchase and pursue business opportunities.

      The offer provides stockholders who are considering a sale of all or a portion of their shares the opportunity to determine the price or prices (not greater than $3.00 nor less than $2.20 per share) at which they are willing to sell their shares and, if any of such shares are purchased pursuant to the offer, to sell those shares for cash to Designs, Inc. without the usual costs associated with a market sale. The offer gives stockholders an opportunity to sell their shares on potentially more favorable terms than would otherwise be available. Designs, Inc. believes that for the past two years there has been limited liquidity in the marketplace for its stock and small purchases or sales can cause significant fluctuations in the stock price. The offer will permit stockholders who want to sell their stock to do so in a more liquid and stable market. The offer would also allow Odd Lot Owners whose shares are purchased pursuant to the offer to avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots on a securities exchange. To the extent the purchase of shares in the offer results in a reduction in the number of stockholders of record, the costs to Designs, Inc. for services to stockholders should be reduced.

      Stockholders who do not tender their shares pursuant to the offer and stockholders who otherwise retain an equity interest in Designs, Inc. as a result of a partial tender of shares or a proration pursuant to Section 1 of this Offer to Purchase will continue to be owners of Designs, Inc. with the attendant risks and rewards associated with owning the equity securities of Designs, Inc.

      Stockholders who determine not to accept the offer will realize a proportionate increase in their relative equity interest in Designs, Inc. and, thus, in Designs, Inc.'s earnings and assets, subject to any risks resulting from Designs, Inc.'s purchase of shares and its ability to issue additional equity securities in the future. The offer may affect Designs, Inc.'s ability to qualify for pooling-of-interests accounting treatment for any merger transaction for approximately the next two years, which could limit alternative stockholder enhancement vehicles during this period.

      If fewer than 1,500,000 shares are purchased pursuant to the offer, Designs, Inc. may repurchase the remainder of the shares on the open market, in privately negotiated transactions or otherwise. In the future, Designs, Inc. may determine to purchase additional shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the offer. However, Rule 13e-4 under the Securities Exchange Act prohibits Designs' Inc. and its affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the Expiration Date. Any future purchases of shares by Designs, Inc. would depend on many factors, including the market price of the shares, Designs, Inc.'s business and financial position, and general economic and market conditions.

      Shares Designs, Inc. acquires pursuant to the offer will be restored to the status of authorized and unissued shares, or placed in Designs, Inc.'s treasury, and will be available for Designs, Inc. to issue without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities exchange on which the shares are listed, for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in Designs, Inc.'s business and the satisfaction of obligations under existing or future employee benefit plans. Designs, Inc. has no current plans for reissuance of the shares repurchased pursuant to the offer.

      Neither Designs, Inc. nor its Board of Directors makes any recommendation to any stockholder as to whether to tender all or any shares. Each stockholder must make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price. Directors, officers and employees of Designs, Inc. who own shares may participate in the offer on the same basis as Designs, Inc.'s other stockholders. Designs, Inc. has been advised that neither the directors or executive officers of Designs, Inc. nor Jewelcor Management Inc., the company's largest stockholder, intend to tender shares pursuant to the offer.

10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

      As of November 6, 2000, Designs, Inc. had 15,781,972 shares of its common stock issued and outstanding, and had reserved 1,003,600 shares for issuance upon exercise of outstanding stock options. The 1,500,000 shares that Designs, Inc. is offering to purchase represent approximately 9.5% of the outstanding shares. As of November 6, 2000, Designs, Inc.'s directors and executive officers as a group (twelve persons) beneficially owned an aggregate of 4,365,355 shares, including 590,006 shares covered by currently exercisable options granted under Designs, Inc.'s stock option plan, representing approximately 26.7% of the outstanding shares, assuming the exercise by such persons of their currently exercisable options. Such shares include 2,531,997 shares beneficially owned by Mr. Seymour Holtzman, the Chairman of the Board of Directors, and Jewelcor Management Inc., an affiliate of Mr. Holtzman which is the company's largest stockholder. The aggregate number and percentage of Designs, Inc. common stock beneficially owned by each such person is set forth below. Directors, officers and employees of Designs, Inc. who may own shares may participate in the offer on the same basis as Designs, Inc.'s other stockholders. Designs, Inc. has been advised that neither its directors or executive officers nor Jewelcor Management Inc. intend to tender shares pursuant to the offer.

      Security Ownership of Management, etc. As of November 6, 2000, the following directors and executive officers of the company as a group, were the beneficial owners of the indicated number of issued and outstanding shares of Common Stock. Except as indicated, all of them have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                Number of Shares      Percent
Name and Title                                 Beneficially Owned   of Class (1)
--------------                                 ------------------   ------------

Seymour Holtzman                                  2,531,997   (2)       15.47%
   Chairman of the Board and Director

David A. Levin                                      200,000             1.22%
   Chief Executive Officer, President and
Director

John J. Schultz                                      49,151   (3)       *
   Director

Dennis Hernreich                                     22,600             *
   Senior Vice President, Chief Financial
Officer
   and Secretary

Daniel O. Paulus                                     55,000   (4)       *
   Senior Vice President
   and General Merchandising Manager

Stanley I. Berger                                   977,719   (5)       5.97%
   Director

Jesse Choper                                         39,822   (6)       *
   Director

Alan Cohen                                            7,495   (5)       *
   Director

                                                Number of Shares      Percent
Name and Title                                 Beneficially Owned   of Class (1)
--------------                                 ------------------   ------------

Jeremiah P. Murphy, Jr.                              31,747   (6)       *
   Director

Robert L. Patron                                    367,631   (7)       2.25%
   Director

Joseph Pennacchio                                    32,869   (6)       *
   Director

George T. Porter, Jr.                                49,324   (3)       *
   Director

Directors and Executive Officers                  4,365,355             26.66%
as a group (12 persons)

---------------------
   *  Less than 1%

(1) Percentage ownership is based on 15,781,972 shares of common stock outstanding as of November 6, 2000 plus shares deemed to be outstanding with respect to individual stockholders pursuant to Rule 13d-3(d)(1) under the Exchange Act.

(2) Mr. Holtzman may be deemed to have shared voting and investment power over 2,528,271 shares of common stock beneficially owned by Jewelcor Management Inc., of which Mr. Holtzman is the Chairman, President and Chief Executive Officer. Includes 405,000 shares subject to stock options exercisable within 60 days.

(3) Includes 40,001 shares subject to stock options exercisable within 60 days.

(4) Includes 25,000 shares subject to stock options exercisable within 60 days.

(5)   Includes 5,000 shares subject to stock options exercisable within 60 days.

(6) Includes 10,001 shares subject to stock options exercisable within 60 days.

(7) Includes 40,001 shares subject to stock options exercisable within 60 days held by Business Ventures International, Inc. Mr. Patron is the sole owner of Business Ventures International, Inc.

      Assuming Designs, Inc. purchases 1,500,000 shares pursuant to the offer, and its directors and executive officers do not tender any shares pursuant to the offer, then after the purchase of shares pursuant to the offer, Designs, Inc.'s directors and executive officers as a group would own beneficially approximately 29.4% of the outstanding shares, assuming the exercise by these persons of their currently exercisable options, including approximately 17.0% beneficially owned by Mr. Holtzman and Jewelcor Management Inc. (If Designs, Inc. were to increase the number of shares sought pursuant to the offer and purchase an additional 1,000,000 shares, then, on the same basis, Designs Inc.'s directors and executive officers would own beneficially approximately 31.5% of the outstanding shares, including approximately 18.3% beneficially owned by Mr. Holtzman and Jewelcor Management Inc.

      During the 60 days prior to the date hereof, the following directors and executive officers of Designs, Inc. were involved in the following transactions relating to Designs, Inc. common stock: (a) Mr. David A. Levin, Chief Executive Officer, President and a Director of Designs, Inc., acquired 30,000 shares on September 20, 2000 in open market transactions at $2.30 per share; and (b) Mr. Dennis Hernreich, Designs, Inc.'s Senior Vice President, Chief Financial Officer and Secretary of Designs, Inc., acquired 400 shares on September 13, 2000, 6,300 shares on September 15, 2000, and 800 shares on September 18, 2000, in each case in open market transactions at a price of $2.28 per share.

      The Board of Directors has approved the offer. However, you must make your own decision whether to tender your shares and, if so, how many shares to tender and the price or prices at which you are tendering your shares. Neither Designs, Inc. nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

      Except for outstanding options to purchase shares granted from time to time over recent years to certain directors and employees, including executive officers of Designs, Inc. pursuant to its stock option plan, and except as otherwise described herein, neither Designs, Inc. nor, to the best of its knowledge, any of Designs, Inc.'s affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any securities of Designs, Inc. including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

      On June 28, 2000, Designs, Inc. announced that its Board of Directors had authorized a stock repurchase program. Between June 30 and August 17, 2000, Designs, Inc. purchased an aggregate of 863,000 shares of its common stock in open market or privately negotiated transactions at an average price of $2.16 per share, for a total price, for all shares purchased, of $1,860,962.50. On September 1, 2000, Designs, Inc. announced the suspension of that repurchase program.

      Except as disclosed in this Offer to Purchase, Designs, Inc. currently has no plans or proposals that relate to or would result in:

      o the acquisition by any person of additional securities of Designs, Inc. or the disposition of securities of Designs, Inc.;

      o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Designs, Inc. or any or all of its subsidiaries;

      o a purchase, sale or transfer of a material amount of assets of Designs, Inc. or any of its subsidiaries;

      o any change in the present Board of Directors or management of Designs, Inc.;

      o any material change in the present dividend rate or policy, or indebtedness or capitalization of Designs, Inc.;

      o any other material change in Designs, Inc.'s corporate structure or business;

      o any change in Designs, Inc.'s Certificate of Incorporation or By-Laws or any actions which may impede the acquisition of control of Designs, Inc. by any person;

      o a class of equity security of Designs, Inc. being delisted from a national securities exchange;

      o a class of equity security of Designs, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

      o the suspension of Designs, Inc.'s obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act.

      Certain Prior Contacts, etc. On December 7, 1998, Jewelcor Management Inc. commenced a consent solicitation seeking to replace the then-members of the Board of Directors of Designs, Inc. and amend the By-Laws of the company, which did not, however, result in replacement of the Board or amendment of the By-Laws at that time. Thereafter, Jewelcor Management Inc. engaged in certain discussions with the then-management of Designs, Inc. and made a preliminary proposal, subject to various conditions, regarding a possible acquisition of the company at a price of $3.65 per share. Such discussions ended without agreement.

      A slate of nominees for director proposed by Jewelcor Management Inc. was elected to replace the incumbent Board at Designs, Inc.'s Annual Meeting of Stockholders on October 4, 1999, following a proxy contest initiated by Jewelcor. The new directors elected at the 1999 Annual Meeting, together with additional individuals appointed by those new directors (including Mr. Seymour Holtzman), were re-elected to the Board of Directors at Designs, Inc.'s 2000 Annual Meeting of Stockholders.

      Additional information regarding those prior contacts between the Jewelcor Management Inc. and Designs, Inc., the 1999 consent solicitation and proxy contest, present relationships and transactions involving Designs, Inc. and its directors and executive officers, and other matters is set forth in proxy statements filed by Designs, Inc. and Jewelcor Management Inc. in connection with Design, Inc.'s 1999 Annual Meeting of Stockholders, the proxy statement filed by Designs, Inc. in connection with its 2000 Annual Meeting of Stockholders, and a statement on Schedule 13D and various amendments thereto filed by Jewelcor Management Inc. with respect to its interest in securities of Designs, Inc., as well as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed by Designs, Inc., all of which were filed with the Securities and Exchange Commission and are available as described under "Where You Can Find More Information" in Section 12 of this Offer to Purchase.

11.         Source and Amount of Funds.

      Assuming that Designs, Inc. purchases 1,500,000 shares of its common stock pursuant to the offer at the potential maximum specified purchase price of $3.00 per share, Designs, Inc. expects the amount of funds required to purchase those shares to be $4,500,000 and the maximum aggregate cost, including all fees and expenses applicable to the offer, to be up to approximately $4,765,000. (Up to $3,000,000 more could be required to purchase up to an additional 1,000,000 shares at the maximum potential price if Designs, Inc. determined to do so.) Designs, Inc. anticipates that all of the funds necessary to pay such amounts will be provided from borrowings under its credit facility with Fleet Retail Finance, Inc. Designs, Inc. has reached an agreement in principle to permit such borrowings, subject to definitive documentation. Designs, Inc. has no alternative financing arrangements or alternative financing plans in the event that these financing plans are not realized. It is a condition to the offer that there be no material change in the anticipated availability of bank funding for the offer. (See
Section 7.)

      The terms of Designs, Inc.'s existing bank credit facility with Fleet Retain Finance, Inc. are set forth in documents filed with the Securities and Exchange Commission and available as described under "Where You Can Find More Information" in Section 12 of this Offer to Purchase. Such facility, which is secured by substantially all of the company's inventory and other assets, currently bears interest at prime or LIBOR plus 225 basis points, or an effective rate for the quarter ended October 28, 2000 of 9.0%, and is scheduled to expire June 4, 2001. Modifications are expected in connection with the same amendments required in connection with the offer. (See Section 12--"Recent Developments--Anticipated Amendments to Bank Credit Facility.") The company has no other plans to refinance borrowings under this facility.

12.   Certain Information About Designs, Inc.

                                   Summary

      Designs, Inc. is an outlet retailer based in the United States selling quality branded apparel and accessories. The company markets a broad selection of Levi Strauss & Co. brand merchandise through outlet stores under the name "Levi's(R)/Dockers(R)Outlet By Designs," "Levi's(R)Outlet by Designs" and "Dockers(R)Outlet by Designs." The company uses certain Levi Strauss & Co. trademarks pursuant to a trademark license agreement with Levi Strauss & Co.

      In fiscal year 2000, the company continued to re-align its store portfolio and overhead structure to narrow its business to one focused solely on the profitable outlet segment including the Levi's(R) and Dockers(R) Outlet stores. As part of this re-alignment to an outlet-based business, the company closed its five remaining Boston Trading Co.(TM)/ BTC(TM) mall stores and its five Buffalo(R) Jeans Factory stores during the fourth quarter of fiscal 2000.

      These strategic actions return Designs, Inc. to its core competency as a single branded outlet operator, with all of its 107 stores devoted exclusively to selling Levi Strauss & Co. brands of apparel and accessories.

      The principal executive office of the company is located at 66 B Street, Needham, Massachusetts 02494. Its telephone number is (781) 444-7222.

                             Recent Developments

      Lease Option. On November 2, 2000, Designs Inc. announced that it had entered into an option agreement with the landlord of its corporate headquarters at 66 B Street, Needham, Massachusetts. The agreement provides the landlord with the option, if exercised within the next fifteen months, to terminate the lease for the company's corporate headquarters, which expires on January 31, 2006. If such option is exercised, the company will be entitled to receive $8.9 million, provided that certain conditions in connection with vacating the leased property are met.

If the option is exercised, the company would have seven months thereafter to vacate the premises. If the company failed to perform all the conditions of the option agreement, the company would forfeit its right to the $8.9 million payment.

      In the event the option is exercised, Designs, Inc. will be required to relocate its corporate headquarters. The company will then have to write off up to approximately $2 million in current unamortized leasehold improvements, and incur additional costs of approximately $1 million associated with the move to a new location. Furthermore, the company anticipates having to incur significantly higher rental expenses if the company were to re-locate.

      Third Quarter Results. The company reported net income for the fiscal quarter ended October 28, 2000 (the "third quarter of fiscal 2001") of $2.9 million, or $0.18 per diluted share, compared with net income of $2.7 million, or $0.17 per diluted share, for the same period in the prior year. For the nine months ended October 28, 2000, the company reported net income of $3.5 million, or $0.21 per diluted share, compared with net income of $1.3 million, or $0.08 per diluted share, for the comparable period in the prior year.

      Sales for the third quarter of fiscal 2001 were $56.6 million, compared with $56.7 million for the same period in the prior year. For the nine month year-to-date period , sales were $141.7 million, compared with $139.4 million in the prior year. Comparable store sales decreased 2.8 percent for third quarter of fiscal 2001. The increase in total sales through the nine months ended October 28, 2000 is the result of sales generated from our new and remodeled stores offset by a 1.7 percent comparable store decrease year to date.

      Gross margin rate, after occupancy costs, for third quarter of fiscal 2001 was 30.7 percent of sales, compared with 32.5 percent for the same period in the prior year. For the nine months ended October 28, 2000, gross margin rate, after occupancy costs, was 29.3 percent of sales as compared with 28.7 percent of sales for the same period in the prior year.

      Selling, general and administrative expenses for third quarter of fiscal 2001 was $10.7 million, or 18.8 percent of sales, compared with $11.9 million, or 20.9 percent of sales, in the same period in the prior year. Store payroll expense, the largest component of selling, general and administrative expenses, for third quarter of fiscal 2001 was 9.5 percent of sales, compared with 9.2 percent of sales in the same period in the prior year. For the nine months ended October 28, 2000, selling, general and administrative expenses decreased to $30.2 million, or 21.3% of sales, from $32.0 million, or 22.9% of sales, in the same period in the prior year.

      Through the end of the third quarter of fiscal 2001, the company has completed remodels on six store locations and opened four new locations, one of which is located in Puerto Rico. The company currently plans to open another two new stores and remodel three of its existing locations during the remainder of fiscal 2001.

      Anticipated Amendments to Bank Credit Facility. Designs, Inc. has reached an agreement in principle to amend its existing bank credit facility with Fleet Retail Finance, Inc. in certain respects, including amendments required to permit the company to consummate, and borrow the funds necessary to finance, the offer. Other modifications expected to be advantageous to the company are also anticipated. Such amendment is subject to definitive documentation, which will be publicly filed with the Securities and Exchange Commission when completed and executed.

              Summary Historical Financial Data of Designs, Inc.

      The following audited and unaudited summary historical financial data has been derived from the consolidated statements of the company. The data should be read in conjunction with the consolidated financial statements and notes thereto included in the company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000 and Quarterly Report on Form 10-Q for the quarter ended July 29, 2000. Copies of these reports may be obtained as described below in Section 12 of this Offer to Purchase. The income statement data for the six months ended July 29, 2000 and the balance sheet data as of July 29, 2000 have been derived from the unaudited condensed consolidated financial statements of the company which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the six months ended July 29, 2000 are not necessarily indicative of the results that may be expected for the entire fiscal year ending February 3, 2001.

                SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

                                For the year ended             (unaudited)
                                                        For the six months ended
                             January 29,  January 30,      July 29,    July 31,
INCOME STATEMENT DATA            2000         1999           2000        1999
                            ----------------------------------------------------

Net sales..................  $192,192     $201,634        $85,072     $82,742
Net income (loss)..........  (12,493)     (18,541)            610     (1,398)
Earnings (loss) per common
share
   Basic...................  $ (0.78)     $ (1.17)        $  0.04     $(0.09)
   Diluted.................  $ (0.78)     $ (1.17)        $  0.04     $(0.09)
Weighted average shares
outstanding
   Basic...................    16,088       15,810         16,472      15,890
   Diluted.................    16,088       15,810         16,560      15,890

BALANCE SHEET DATA

Working capital............  $ 19,624     $ 24,078        $20,204     $19,451
Total assets...............    95,077       99,317        102,123     110,249
Notes payable..............    22,202       13,825         24,976      24,168
Stockholders' equity.......    52,269       63,956         52,339      62,756

         Summary Pro-Forma Condensed Financial Data of Designs, Inc.

      The following unaudited pro-forma condensed financial data gives effect to the purchase of shares pursuant to the offer, and the payment of related taxes, fees and expenses, based on the assumptions described in the "Notes to Summary Pro-Forma Condensed Financial Data" below, as if such transactions had occurred on the first day of the periods presented. The unaudited pro-forma condensed financial data does not purport to be indicative of the results that would actually have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted, if the purchase of the shares pursuant to the offer had been completed at the dates indicated.


                                                    SUMMARY UNAUDITED CONDENSED PRO-FORMA FINANCIAL INFORMATION

                                             Fiscal Year Ending January 29, 2000      For the Six Months Ending July 29, 2000
                                                          Pro-Forma                               Pro-Forma
INCOME STATEMENT DATA                         Historical  Adjustments    Pro-Forma    Historical  Adjustments     Pro-Forma
                                              -----------------------------------     ---------------------------------------
Net sales                                     $ 192,192                $ 192,192      $ 85,072                   $ 85,072
Gross margin, net of occupancy                   47,440                   47,440        24,073                     24,073

Selling, general and administrative              43,401         67(e)     43,468        19,550        33(e)        19,583
Non-recurring charges for store closings,         6,608                    6,608             -                          -
  severance
Depreciation and amortization                     6,502                    6,502         2,594         -            2,594
                                              -----------------------------------     ---------------------------------------

Operating income (loss)                          (9,071)       (67)       (9,138)        1,929       (33)           1,896
Interest expense, net                             1,207        405(d)      1,612           845       203(d)         1,048
                                              -----------------------------------     ---------------------------------------
Income (loss) before income taxes               (10,278)      (472)      (10,750)        1,084      (236)             848
Income tax provision (benefit)                    2,215       (195)(f)     2,020           474       (98)(f)          376
                                              -----------------------------------     ---------------------------------------
Net income (loss)                             $ (12,493)    $ (277)    $ (12,770)        $ 610    $ (138)           $ 472
                                              ===================================     =======================================
Earnings per share:
   Basic                                        $ (0.78)                 $ (0.88)       $ 0.04                     $ 0.03

   Diluted                                      $ (0.78)                 $ (0.88)       $ 0.04                     $ 0.03
Weighted average number of common shares
  outstanding
   Basic                                         16,088     (1,500)(g)    14,588        16,472    (1,500)(g)       14,972
   Diluted                                       16,088     (1,500)(g)    14,588        16,560    (1,500)(g)       15,060

CONDENSED BALANCE SHEET DATA

ASSETS

Current assets                                                                          $ 69,988       $ -         $ 69,988
Property and equipment, net                                                               17,106                     17,106
Other assets                                                                              15,029       167           15,196
                                                                                       ---------------------      ---------
          Total assets                                                                 $ 102,123     $ 167        $ 102,290
                                                                                       =====================      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable                                                                          $ 24,976    $ 4,765(c)     $ 29,741
Other current liabilities                                                                 24,808       105          24,913
                                                                                       ---------------------      ---------
          Total current liabilities                                                       49,784     4,870          54,654
                                                                                       ---------------------      ---------

Stockholders' equity                                                                      52,339    (4,703)(a),(b)  47,636
                                                                                       ---------------------      ---------
               Total liabilities and stockholders' equity                              $ 102,123     $ 167       $ 102,290
                                                                                       =====================      =========

Notes to Summary Pro Forma Condensed Financial Data:

(a) Assumes that 1,500,000 shares of Designs, Inc. common stock are repurchased at the potential maximum price of $3.00 per share.
(b) Costs directly related to the offer are assumed to be $65,000, and are included in the costs of the repurchased shares.
(c) Assumes the stock purchase costs of $4,500,000 and assumed related transaction costs of $265,000 (which include $65,000 of offer costs and $200,000 of finance costs) will be financed with borrowings from the company's amended credit facility.
(d) Interest expense on the additional borrowings is calculated based on the current rate of 9.0%.
(e) Assumes deferred finance costs associated with the amendment and extension of the company's credit facility of $200,000 will be amortized over 36 months.
(f) The assumed effective income tax rate applicable to pro-forma adjustments was consistent with the rate for each of the respective historical periods, or 41.4%.
(g) Pro-forma basic earnings per share are based on the weighted average number of shares of common stock outstanding during each period, decreased by the 1,500,000 shares assumed purchased. Pro-forma diluted earnings per share are based on the weighted average number of shares of common stock outstanding during the period, adjusted for the dilutive effect of shares issuable under outstanding stock options and decreased by the 1,500,000 shares assumed purchased.

                     Where You Can Find More Information

      Designs, Inc. is subject to the informational filing requirements of the Securities Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Designs, Inc.'s directors and executive officers, their remuneration, options granted to them, the principal holders of Designs, Inc.'s securities and any material interests of such persons in transactions with Designs, Inc. is required to be disclosed in proxy statements distributed to Designs, Inc.'s stockholders and filed with the Securities and Exchange Commission. Designs, Inc. has also filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes additional information with respect to the offer. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Securities and Exchange Commission's customary charges, from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. Such reports, proxy statements and other information concerning Designs, Inc. also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Designs, Inc.'s Schedule TO may not be available at the Securities and Exchange Commission's regional offices.

      The Securities and Exchange Commission allows Designs, Inc. to "incorporate by reference" information into this Offer to Purchase. This means that Designs, Inc. can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this Offer to Purchase, except for any information that is superseded by information that is included directly in this document.

      This Offer to Purchase incorporates by reference the documents listed below that Designs, Inc. has previously filed with the Securities and Exchange Commission. The documents contain important information about Designs, Inc. and its financial condition.

Designs, Inc.'s Filings with the Commission           Period
-------------------------------------------           ------

Annual Report on Form 10-K                Fiscal year ended January 29, 2000

Quarterly Reports on Form 10-Q            Fiscal quarters ended April 29,
                                          2000 and July 29, 2000

Current Reports on Form 8-K               October 3, 2000 and November 2, 2000

      Designs, Inc. incorporates by reference additional documents that it may file with the Securities and Exchange Commission between the date of this Offer to Purchase the date the offer, proration period and withdrawal rights expire. Those documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      You can obtain any of the documents incorporated by reference in this document through Designs, Inc. or from the Securities and Exchange Commission's web site at the address described above. Documents incorporated by reference are available from Designs, Inc. without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from Designs, Inc. at 66 B Street, Needham, Massachusetts 02494, telephone (781) 444-7222. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

13. Effects of the Offer on the Market for Shares; Registration under the Securities Exchange Act.

      Designs, Inc.'s purchase of shares pursuant to the offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, Designs, Inc. believes that there will still be a sufficient number of shares outstanding and publicly traded following the offer to ensure a continued trading market in the shares. Based on the published guidelines of the Nasdaq National Market, Designs, Inc. does not believe that its purchase of shares pursuant to the offer will cause its remaining shares to be delisted from any such market quotation system.

      The shares are registered under the Securities Exchange Act, which requires, among other things, that Designs, Inc. furnish certain information to its stockholders and to the Securities and Exchange Commission and comply with the Securities and Exchange Commission's proxy rules in connection with meetings of Designs, Inc.'s stockholders. Designs, Inc. believes that its purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Securities Exchange Act.

14.   Certain Legal Matters; Regulatory Approvals.

      Designs, Inc. is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of shares as contemplated in the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for Designs, Inc.'s acquisition or ownership of shares as contemplated by the offer. Should any such approval or other action be required, Designs, Inc. currently contemplates that it will seek such approval or other action. Designs, Inc. cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to Designs, Inc.'s business. Designs, Inc.'s obligations under the offer to accept for payment and pay for shares are subject to certain conditions. See Section 7.

15.   Certain U.S. Federal Income Tax Consequences.

      The following discussion summarizes certain U.S. federal income tax consequences to holders of shares relevant to the offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), temporary and final Treasury Regulations promulgated thereunder, proposed Treasury Regulations, published rulings, notices and other administrative pronouncements of the Internal Revenue Service ("IRS"), and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action. Any such changes may be applied retroactively in a manner that could materially affect the tax consequences described herein.

      This summary assumes that the shares are held as capital assets, within the meaning of Section 1221 of the Code. This summary does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, securities traders that elect to mark to market, foreign persons, insurance companies, tax-exempt organizations or persons who hold shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for U.S. federal income tax purposes). In particular, the discussion of the consequences of an exchange of shares for cash pursuant to the offer applies only to a United States Holder. For purposes of this summary, a "United States Holder" is a holder of shares that is (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust. Additional or alternative tax consequences may apply with respect to shares acquired as compensation (including shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions).

      This summary does not address the state, local, or foreign tax consequences of participating in the offer. Each stockholder should consult its own tax advisor concerning the decision to participate in the offer as well as the specific tax consequences (foreign, federal, state, and local) applicable to it.

      United States Holders Who Receive Cash Pursuant to the Offer. An exchange of shares for cash pursuant to the offer by a United States Holder will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the exchange, a United States Holder will, depending on such holder's particular circumstances, be treated either as having sold such holder's shares or as having received a dividend distribution from Designs, Inc., with the tax consequences described below.

      Under Section 302 of the Code, a United States Holder whose shares are exchanged for cash pursuant to the offer will be treated as having sold such holder's shares, rather than as having received a dividend, if the exchange (a) results in a "complete termination" of such holder's equity interest in Designs, Inc., (b) is "substantially disproportionate" with respect to such holder or (c) is "not essentially equivalent to a dividend" with respect to the holder, each as discussed below. In applying constructive ownership rules, in addition to shares actually owned by a United States Holder, such holder will be deemed to constructively own shares actually or constructively owned by certain related entities and individuals. For purposes of these constructive ownership rules, a holder of options to acquire shares is generally deemed to constructively own those shares even if the option is not exercised.

      If a United States Holder sells shares to persons other than Designs, Inc. at or about the time such holder also sells shares to Designs, Inc. pursuant to the offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in Designs, Inc., then the sales to persons other than Designs, Inc. may, for U.S. federal income tax purposes, be integrated with the holder's sale of shares pursuant to the offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described below.

      A United States Holder will satisfy the "complete termination" test if all shares actually or constructively owned by such holder are exchanged for cash pursuant to the offer.

      A United States Holder will satisfy the "substantially disproportionate" test if immediately after the exchange such holder owns less than 50% of the total voting power in Designs, Inc. and such holder's percentage interest in Designs, Inc. (i.e., the number of shares actually and constructively owned by such holder divided by the number of shares outstanding) is less than 80% of such holder's percentage interest in Designs, Inc. prior to the exchange.

      A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's percentage interest in Designs, Inc., as described above, constitutes a "meaningful reduction of the stockholder's proportionate interest" given such holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

      Designs, Inc. cannot predict whether or to what extent the offer will be oversubscribed. If the offer is oversubscribed, proration of tenders pursuant to the offer will cause Designs, Inc. to accept fewer shares than are tendered. Therefore, a holder can be given no assurance that a sufficient number of such holder's shares will be exchanged pursuant to the offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for U.S. federal income tax purposes pursuant to the rules discussed above. A holder may wish to condition the tender on a minimum number of shares being redeemed as described in Section 6 above, so that none of such holder's shares are redeemed unless Designs, Inc. accepts a sufficient number of his or her shares so that he or she satisfies one or more of the tests described above. While such a conditional tender may ensure that a redemption of a holder's shares would be treated as an exchange for U.S. federal income tax purposes, a conditional tender may result in no shares being accepted by Designs, Inc. In determining the minimum number of shares to be accepted for purchase in a conditional tender, a holder should take into account shares constructively owned by the holder pursuant to the rules discussed above. Stockholders considering a conditional tender are urged to consult with their tax advisors regarding the relative advantages and disadvantages of such a tender.

      If a United States Holder is treated as having sold such holder's shares under the tests described above, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder's tax basis in the shares exchanged. Any capital gain or loss so recognized generally will be long-term capital gain or loss if the holding period for the holder's shares surrendered exceeds one year. In the case of a United States Holder that is an individual, estate, or trust, such long term capital gain or loss will be taxed at a maximum rate of 20%. The U.S. federal income tax rates applicable to capital gains for taxpayers other than individuals, estates, and trusts are currently the same as those applicable to ordinary income. A United States Holder's ability to deduct capital losses from ordinary income is limited. Capital losses generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of ordinary income per year.

      If a United States Holder who exchanges shares pursuant to the offer is not treated under Section 302 of the Code as having sold such holder's shares for cash, the entire amount of cash received by such holder will be treated as a dividend to the extent of Designs, Inc.'s current and accumulated earnings and profits, which Designs, Inc. anticipates will be sufficient to cover the amount of any such dividend and will be includible in the holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the shares exchanged. No loss will be recognized. As to an exchange which is treated as a dividend, a United States Holder's tax basis in the shares exchanged generally will be added to such holder's tax basis in such holder's remaining shares. To the extent that cash received in exchange for shares is treated as a dividend to a corporate United States Holder, such holder will be (i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend" provisions of the Code. To the extent, if any, that the cash received by a United States Holder exceeds Designs, Inc.'s current and accumulated earnings and profits, it will be treated first as a tax-free return of such holder's tax basis in the shares and thereafter as capital gain.

      Stockholders Who Do Not Receive Cash Pursuant to the Offer. Stockholders whose shares are not purchased pursuant to the offer will not incur any tax liability as a result of the consummation of the offer.

      Federal Income Tax Backup Withholding. Under the U.S. federal income tax backup withholding rules, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the offer must be withheld by the Depositary and remitted to the U.S. Treasury unless such holder (i) is a corporation, foreign person, or other exempt recipient, and when required, establishes this exemption or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States Holder may generally avoid backup withholding by furnishing a completed Substitute Form W-9 included as part of the Letter of Transmittal. In order for a foreign individual to qualify as an exempt recipient, such an individual must submit a completed Form W-8 which is available from the Depositary upon request. See Instructions 13 and 14 of the Letter of Transmittal. Backup withholding is not an additional tax; any amount withheld under these rules will be creditable against the U.S. federal income tax liability of the beneficial holder subject to the withholding, and may entitle such holder to a refund provided that the required information is furnished to the IRS.

      The tax discussion set forth above is included for general information only. Each stockholder should consult its own tax advisor concerning the decision to participate in the offer as well as the specific tax consequences (foreign, federal, state, and local) applicable to it.

16.   Extension of the Offer; Termination; Amendments.

      Designs, Inc. expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by Designs, Inc. to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. Designs, Inc. also expressly reserves the right, in its sole discretion, to terminate the offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. Additionally, in certain circumstances, if Designs, Inc. waives any of the conditions of the offer set forth in Section 7, it may be required to extend the Expiration Date of the offer. Designs, Inc.'s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that Designs, Inc. must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, Designs, Inc. further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by Designs, Inc. to have occurred, to amend the offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer). Amendments to the offer may be made at any time and from time to time by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which Designs, Inc. may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) promulgated under the Securities Exchange Act), Designs, Inc. shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

      If Designs, Inc. makes a material change in the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, Designs, Inc. will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Securities Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (1) Designs, Inc. increases or decreases the price to be paid for shares, Designs, Inc. increases the number of shares being sought and such increase in the number of shares being sought exceeds 2% of the outstanding shares or Designs, Inc. decreases the number of shares being sought, and (2) the offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the offer will be extended until the expiration of such ten business days.

17.   Fees and Expenses.

      Designs, Inc. has retained Equiserve Trust Company as Depositary and D.F. King & Co., Inc. as Information Agent in connection with the offer. The Depositary and the Information Agent will receive reasonable and customary compensation for their services. Designs, Inc. will also reimburse the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Depositary against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws. The Depositary has not been retained to make solicitations or recommendations in connection with the offer.

      Designs, Inc. will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any shares pursuant to the offer. Designs, Inc. will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as Designs, Inc.'s agent for purposes of the offer. Designs, Inc. will pay (or cause to be paid) any stock transfer taxes on its purchase of shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

18.   Miscellaneous.

      Designs, Inc. is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Designs, Inc. becomes aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, Designs, Inc. will make a good faith effort to comply with such law. If, after such good faith effort, Designs, Inc. cannot comply with such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the offer to be made by a licensed broker or dealer, the offer is being made on Designs, Inc.'s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      No person has been authorized to give any information or make any representation on behalf of Designs, Inc. in connection with the offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such information or representation must not be relied upon as having been authorized by Designs, Inc.

                                    DESIGNS, INC.

November 14, 2000

      Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

                       The Depositary for the Offer is:

                           EQUISERVE TRUST COMPANY

                                                              By Registered or
     By Hand Delivery:         By Overnight Delivery:          Certified Mail:

  Securities Transfer and     Equiserve Trust Company    Equiserve Trust Company
 Reporting Services, Inc.       Corporate Actions            Corporate Actions
c/o Equiserve Trust Company     40 Campanelli Drive            P.O. Box 9573
100 Williams Street/Galleria    Braintree, MA 02184        Boston, MA 02205-9573
     New York, NY 10038

        By Facsimile Transmission                    Confirm Receipt of
    (For Eligible Institutions Only):              Facsimile by Telephone:
             (781) 575-4826                            (781) 575-4816

                           For Information Telephone:

                                 (781) 575-3400

      Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers below. Stockholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the offer.

                   The Information Agent for the Offer is:

                            D.F. King & Co., Inc.
                               77 Water Street
                           New York, New York 10005

                Banks and Brokers Call Collect: (212) 269-5550

                  All Others Call Toll Free: (800) 755-7520

                       EXAMPLE OF "DUTCH AUCTION" PROCESS

           The following illustrates a possible outcome of the "Dutch
                         Auction" tender offer process:

                               Number of Shares
 Price Shares               Tendered at That Price         Cumulative Total of
 Tendered at:                by All Stockholders:                Shares
Tendered:

      $2.20                         400,000                         400,000
      $2.30                         300,000                         700,000
      $2.40                         200,000                         900,000
      $2.50                         200,000                       1,100,000
      $2.60                         200,000                       1,300,000
      $2.70                         200,000                       1,500,000

                     All shares below would not be purchased.
      $2.80                         300,000                        1,800,000
      $2.90                         200,000                        2,000,000
      $3.00                         200,000                        2,200,000

Since Designs, Inc. intends to purchase a minimum of 1,500,000 shares, in this example all shares tendered at prices of $2.20, $2.30, $2.40, $2.50, $2.60 and $2.70 would ALL receive the same amount of $2.70 per share. Stockholders will not pay any fees or brokerage commission.

Using this example, any shares tendered at $2.80, $2.90 and $3.00 would NOT be purchased, because 1,500,000 shares would have been tendered at lower prices.

Note: This is only an example of the potential operation of the "Dutch Auction" process under certain hypothetical circumstances. The actual results of the offer will depend on the number of shares tendered and the prices specified by tendering stockholders. The "Dutch Auction" process is described in detail in Designs, Inc.'s Offer to Purchase dated November 14, 2000, of which this example is a part. Stockholders should carefully read the entire Offer to Purchase, which contains this and other important information, before deciding whether to tender shares.